Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Financing

Agreement Entered into by CPV Renewables

Singapore, September 10, 2026. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced that CPV Renewable Power LLC (“CPV Renewables”), which is 66.7% owned by CPV Group LP (which is 71% owned by OPC), has entered into a financing agreement with Bank Leumi for financing of approximately $430 million (the “Financing Agreement”). Certain key terms announced by OPC are set out below.

The Financing Agreement includes a term loan of approximately $250 million, primarily intended to repay CPV Renewables' project loans. The term loan matures in December 2031 and will bear interest payable at a rate equal to SOFR plus a margin between 1.8% and 2.4%.

The Financing Agreement also includes facilities for guarantees and letters of credit in an aggregate amount of approximately $180 million, the majority of which are intended to be used in lieu of existing facilities that were used for the benefit of CPV Renewables. Such facilities will bear a commission at a rate between 1% and 2%, depending on the type of the letter of credit or guarantee.

The Financing Agreement includes customary financial covenants and other obligations, and CPV Renewables will be subject to customary undertakings, limitations, events of default and repayment provisions of the type that are customary in financings of this nature.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “should,” or other similar expressions. These statements include statements relating to the Financing Agreement, the intended use of the term loan, guarantees and letters of credit, and the use of proceeds thereunder and other non-historical statements. These forward-looking statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to the Financing Agreement, including compliance with the terms of and covenants in the Financing Agreement and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.